August 5, 2008

VIA EDGAR AND MESSENGER

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.W.

Washington, D.C. 20549

Mail Stop 7010

Attention: H. Roger Schwall

Re:	Plains Exploration & Production Company
Form 10-K for the period ended December 31, 2007
Filed February 27, 2008
File No. 001-31470

Dear Mr. Schwall:

On behalf of Plains Exploration & Production Company (the “Company”), set forth below is the Company’s response to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the above referenced filing set forth in the letter dated July 28, 2008. For your convenience, we have repeated each comment set forth in the Staff’s letter and followed each comment with the Company’s response.

Form 10-K for the Fiscal Year Ended December 31, 2007

Business and Properties, page 6

Description of Properties, page 10

Onshore California, page 11

1.	In your response to prior comment one of our June 19, 2008 letter, you stated “Over the last three years, we have drilled a total of 574 wells and spent $500 million in these fields developing reserves. We believe this represents significant progress and compelling evidence of our commitment to develop our proved undeveloped reserves.” Your disclosed capital expenditures to develop PUD reserves was $109 million in 2007 (page 15) which is 5% of the 2006 estimated future development capex in the standardized measure. We see ratios of 8% and 9% in the prior two years. The continuation of this trend will result in the monetization of your PUD reserves only after 10 to 20 years of development. Since your PUD locations are adjacent to productive wells, significant depletion of these PUD locations prior to drilling is plausible.

Securities and Exchange Commission

August 5, 2008

Please amend your document to:

Response:

Please see the attached Exhibit A, which sets forth a revised version of the “Items 1 and 2. Business and Properties — Oil and Gas Reserves” section of our Annual Report on Form 10-K for the fiscal year ended December 31, 2007. In addition, for each bullet point listed below, we have cross referenced the relevant numbered paragraph on Exhibit A specifically addressing such bullet point.

The disclosure set forth in the attached Exhibit A has been included in Amendment No. 1 to our Annual Report on Form 10-K for the fiscal year ended December 31, 2007, which we have filed with the Commission.

•	Explain your position on this issue as presented in your response one;

Response:

This comment is addressed by paragraph three of Exhibit A.

•	Present your provisions to incorporate in your reserve estimates the likelihood of prior depletion of PUD locations you have scheduled for drilling five years beyond booking;

Response:

This comment is addressed by paragraph seven of Exhibit A.

•

Address, preferably in tabular form, the portion and volumes of your total PUD reserves that you converted to proved developed status and the capital expenditures you utilized over the last five years;

Response:

This comment is addressed by paragraph four (including the table immediately following paragraph four) of Exhibit A.

•	Disclose the portion of your PUD reserves that are scheduled for development beyond five years, the associated estimated development capital and the reasons for the delay beyond five years.

Response:

This comment is addressed by paragraph three of Exhibit A.

Securities and Exchange Commission

August 5, 2008

If you have any questions with respect to the foregoing, please call Wright Williamson, Vice President Engineering at (713) 579-6710 or the undersigned at (713) 579-6109.

Very truly yours,

/s/ John F. Wombwell
John F. Wombwell Executive Vice President and General Counsel

cc:	Wright Williamson Vice President Engineering

Michael E. Dillard, P.C. John Goodgame Akin Gump Strauss Hauer & Feld LLP

Jenifer Gallagher Ron Winfrey United States Securities and Exchange Commission

Exhibit A

1

Oil and Gas Reserves

As of December 31, 2007, we had estimated proved reserves of 689.9 MMBOE, of which 63% was comprised of oil and 51% was proved developed. We have a total proved reserve life of approximately 18 years and a proved developed reserve life of approximately 9 years. We believe our long-lived, low production decline reserve base combined with our active risk management program should provide us with relatively stable and recurring cash flow. As of December 31, 2007, and based on year-end 2007 reference prices as adjusted for area and quality differentials, our reserves had a standardized measure of $7.6 billion. Our pro forma proved reserves were 577.1 MMBOE after adjusting for the $1.75 billion asset divestments that have or are expected to close in the first quarter of 2008. See “Divestments.”

2

The following table sets forth certain information with respect to our reserves that for 2007 are based upon (1) reserve reports prepared by the independent petroleum consulting firms of Netherland, Sewell & Associates, Inc. and Ryder Scott Company L.P. and (2) reserve volumes prepared by us and audited by Ryder Scott and Miller and Lents, Ltd. For 2007, the independent petroleum consulting firms prepared 80% of the reserve volumes, we prepared 19% of the reserve volumes, which the independent petroleum consulting firms audited, and we prepared 1% of the reserve volumes, which were not audited by an independent petroleum consulting firm. In 2006 and 2005, 100% of our reserves were based on reserve reports prepared by Netherland, Sewell & Associates, Inc. The reserve volumes and values were determined under the method prescribed by the SEC, which requires the application of year-end prices for each year, held constant throughout the projected reserve life.

	As of December 31,
	2007		2006	2005
	(dollars in thousands)
Oil and Gas Reserves
Oil (MBbls)
Proved developed	227,915		171,646	234,638
Proved undeveloped	208,618		161,571	121,695

	436,533		333,217	356,333

Gas (MMcf)
Proved developed	757,736		62,021	193,904
Proved undeveloped	762,240		48,901	74,017

	1,519,976		110,922	267,921

MBOE	689,862		351,704	400,987

Standardized Measure	$7,623,323	(1)	$2,510,663	$3,082,166

Average year end realized prices (2)
Oil and liquids (per Bbl)	$85.50		$50.71	$51.24
Gas (per Mcf)	$6.28		$6.14	$8.02
Year end NYMEX prices
Oil and liquids (per Bbl)	$95.98		$61.05	$61.04
Gas (per Mcf)	$7.48		$6.30	$11.23
Reserve life (years) (3)	18.0		17.3	17.3

(1)	Our year-end 2007 standardized measure includes future development costs related to proved undeveloped reserves of $481 million in 2008, $595 million in 2009 and $589 million in 2010.
(2)	Based on prices in effect at year-end with adjustments based on location and quality. The market price for California crude oil and natural gas in the Rocky Mountains differs from the established market indices due primarily to transportation and refining costs and transportation constraints.
(3)	Reserve life is calculated by dividing proved reserve volumes at year-end by production volumes. Production volumes are based on annualized fourth quarter production and are adjusted, if necessary, to reflect property acquisitions and dispositions.

3

42% of our proved undeveloped reserves are scheduled for development beyond five years and 41%, or $1,603MM, of our future estimated capital to develop proved undeveloped reserves is associated with those reserves. Our development pace takes into consideration the characteristics and location of each field while emphasizing minimal impact on the

4

surrounding communities as well as high safety standards. We believe that our historical and forecasted pace of development strikes an appropriate balance between developing our proved reserves and our low risk unproved reserve potential in order to generate steady growth for both production and proved reserves while maximizing the value of our entire portfolio.

The following table sets forth certain information with respect to the total proved undeveloped reserves that were converted to proved developed status over the last five years.

Year	Beginning of Year Proved Undeveloped Reserves MBoe	Proved Undeveloped Reserves Converted to Proved Developed MBoe	Proved Undeveloped Reserves Converted to Proved Developed %	Capital Related to Development of Proved Undeveloped Reserves MM$
2003	116,719	10,699	9%	30
2004	116,924	4,150	4%	31
2005	134,761	26,976	20%	114
2006	134,031	16,025	12%	128
2007	169,722	9,853	6%	109

5

During the three-year period ended December 31, 2007, we participated in 76 exploratory wells, of which 54 were successful, and 625 development wells, 615 of which were successful. During this period, we incurred aggregate oil and gas acquisition, development and exploration costs of $7.8 billion, approximately 89% of which was for acquisition and development activities. During this period, proved reserve additions totaled 409 MMBOE. Reserve additions and the number of wells drilled do not include any amounts attributable to the two deepwater Gulf of Mexico discoveries that were sold to Statoil Gulf of Mexico LLC in November 2006 prior to the wells being completed and any related reserve additions being recognized. Costs include expenditures related to these discoveries. See “Divestments.” Approximately 51% of our reserves at December 31, 2007 are classified as proved developed compared to 52% at December 31, 2006.

6

There are numerous uncertainties inherent in estimating quantities and values of proved reserves, and in projecting future rates of production and timing of development expenditures. Many of the factors that impact these estimates are beyond our control. Reservoir engineering is a subjective process of estimating the recovery from underground accumulations of oil and gas that cannot be measured in an exact manner and the accuracy of any reserve estimate is a function of the quality of available data, engineering and geological interpretation, and judgment. Because all reserve estimates are to some degree speculative, the quantities of oil and gas that are ultimately recovered, production and operating costs, the amount and timing of future development expenditures, and future oil and gas sales prices may all differ from those assumed in these estimates. In addition, different reserve engineers may make different estimates of reserve quantities and cash flows based upon the same available data. Therefore, the standardized measure shown above represents estimates only and should not be construed as the current market value of the estimated oil and gas reserves attributable to our properties.

7

The reserve documentation and calculations for all of our reserves are reviewed both by our internal engineers and independent third party engineers each year. During this process all performance projections are updated and revised where appropriate, all new well control and petrophysical data acquired is incorporated into our estimated ultimate recovery and remaining reserve calculations, and the remaining proved reserves are redistributed among proved developed and proved undeveloped categories where appropriate. This insures forecasts of proved undeveloped reserves represent incremental capture and not acceleration. Our drilling activity includes a significant number of wells that were not classified as proved undeveloped in the previous year’s reserve report and we forecast this trend to continue as we have a substantial inventory of low risk unproved locations in addition to proved drilling locations.

8

In accordance with SEC guidelines, the reserve engineers’ estimates of future net revenues from our properties, and the present value of the properties, are made using oil and gas sales prices in effect as of the dates of such estimates and are held constant throughout the life of the properties, except where the guidelines permit alternate treatment, including the use of fixed and determinable contractual price escalations but excluding the effect of any derivatives we have in place. Historically, the prices for oil and gas have been volatile and are likely to continue to be volatile in the future.

9	Since December 31, 2006, we have not filed any estimates of total net proved oil or gas reserves with any federal authority or agency other than the SEC.